[LETTERHEAD OF FOREMOST CLEAN ENERGY LTD.]
8-1-25 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: Foremost Clean Energy Ltd. (the "Company") Post Effective Amendment No. 2 to the Registration Statement on Form F-1 File No. 333-272028

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 3:00 PM on August 8, 2025 or as soon thereafter as is practicable.

Very truly yours, FOREMOST CLEAN ENERGY LTD.

By :/s/Jason Barnard
Name: Jason Barnard Title: Chief Executive Officer